Exhibit 99.1

Ministry of Public and Business Service Delivery Ministere des Services au public et aux entreprises Certificate of Arrangement Certificat d’arrangement Business Corporations Act Loi sur les societes par actions THOMSON REUTERS CORPORATION Corporation Name / Denomination sociale 1818928 Ontario Corporation Number / Numero de societe de I’Ontario This is to certify that these articles are effective on La presente vise a attester que ces statuts entreront en vigueur le June 23, 2023 / 23 juin 2023 V Director / Directeur Business Corporations Act / Loi sur les societes par actions

Ministry of Public and Business Service Delivery © Articles of Arrangement Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) THOMSON REUTERS CORPORATION (March 10, 2010) 1. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the Business Corporations Act 2. A copy of the plan of arrangement is attached to these articles as Exhibit “A” 3. The arrangement was approved by the court and a certified copy of the Order of the court is attached to these articles as Exhibit “B” 4. The terms and conditions of the arrangement, if any, have been complied with in accordance with the order. The articles have been properly executed by the required person(s). Certified a true copy of the record of the Ministry of Public and Business Service Delivery. V – Director/Registrar, Ministry of Public and Business Service Delivery Page 1 of 3

Supporting Document -Exhibit “A”—Copy of the plan of Arrangement The endorsed Articles of Arrangement are not complete without the Certificate of Arrangement. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 3

Supporting Document -Exhibit “B”—A certified copy of the Order of the court The endorsed Articles of Arrangement are not complete without the Certificate of Arrangement. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 3 of 3

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Toronto Superior Court of Justice / Cour superieure de justice Court File No./N° du dossier du greffe : CV-23-00697453-0QCL ARTICLE 1 INTERPRETATION 1.1 Definitions REGISTRAR In this Plan of Arrangement, the following terms have the following meanings; (a) “Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended; (b) “Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of Participating Shares issued and outstanding immediately prior to the Effective Time; (c) “Arrangement” means the arrangement pursuant to the provisions of Section 182 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement as supplemented, modified or amended; (d) “Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Toronto, Ontario, Canada, or a United States federal holiday; (e) “Cash Distribution Per Share” means US$4.67; (f) “Corporation” means Thomson Reuters Corporation; (g) “Court” means the Ontario Superior Court of Justice (Commercial List); (h) “Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal; (i) “DRS” means the direct registration system on the records of the Corporation’s transfer agent, Computershare Trust Company of Canada; (j) “Effective Date” means the date the Arrangement is effective under the Act; (k) Effective Date, or “Effective Time” means 3:01 a.m. (Eastern Daylight Time) on the such other time on the Effective Date as may be determined by the Corporation; (l) “Interim Order” means the interim order of the Court dated April 21, 2023 under Subsection 182(5) of the Act containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction; (m) “Letter of Transmittal” means the letter of transmittal for use by Shareholders, in the form accompanying the Circular;

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-00697453-00CL Toronto Superior Court of Justice / Cour superieure de justice (n) “Meeting” means the annual and special meeting of Shareholders to be held on June 14, 2023 to consider, among other things, the Arrangement and related matters, and any adjournment thereof; (o) “New Common Shares” has the meaning ascribed thereto in Section 2.2(a); (p) “Opt-Out Election and Certification Form” means the opt-out election and certification form for use by Opting Out Shareholders, in the form accompanying the Circular; (q) “Opt-Out Deadline” means 5:00 p.m. (Eastern Daylight Time) on the date that is one Business Day prior to the date of the Meeting; (r) “Opt-Out Right” has the meaning ascribed thereto in Section 2.3; (s) “Opting Out Shareholder” means a Shareholder that has duly exercised its Opt- tr Out Right; (tg “Participating Shareholder” means a Shareholder other than an Opting Out Shareholder; (i ) “Participating Shares” means the Shares held by Participating Shareholders; _Tb) “Person” means and includes any individual, sole proprietorship, partnership joint venture, unincorporated association, unincorporated syndicate, unincorporated—organization, trust, body corporate, a trustee, executor, administrator or other legal X-S’ representative and any governmental authority or any agency or instrumentality thereof; (jg) “Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof; (x) Jar “PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act; (y) “Share Consolidation Ratio” means US$X—Cash Distribution Per Share us$x X = the volume weighted average trading price of Shares on the New York Stock Exchange for the five trading days on which such Shares trade on the New York Stock Exchange immediately preceding the Effective Date; (z) “Shareholders” means the holders of Shares; (aa) “Shares” means the common shares in the capital of the Corporation; and (bb) “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice — 1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. 1.3 Article References Unless reference is specifically made to some other document or instrument, all references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement. 1.4 Number and Gender Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; and words importing any gender shall include all genders. 1.5 Date for Any Action In the event that the date on which any action is required to be taken pursuant to this Plan of Arrangement by the Corporation is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place. 1.6 Statutory References References in this Plan of Arrangement to any statute or section thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect. 1.7 Currency Unless otherwise indicated, references in this Plan of Arrangement to “USS” or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars. 1.8 Schedules The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement. Schedule “A” Rights, privileges, restrictions and conditions attaching to the New Common Shares ARTICLE 2 ARRANGEMENT 2.1 Binding Effect This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on the Shareholders (including the Opting Out, Shareholders) and the

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Corporation, without any further act or formality on the part of any Person, except as otherwise provided herein. 2.2 Arrangement Commencing at the Effective Time the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality: (a) the articles of incorporation of the Corporation will be amended to create and authorize the issuance of an unlimited number of new common shares (the “New Common Shares”), with rights, privileges, restrictions and conditions as set out in Schedule “A” hereto; (b) each issued and outstanding Participating Share will be disposed of to the Corporation in exchange for (i) the Cash Distribution Per Share, and (ii) a portion of a New Common Share equal to the Share Consolidation Ratio, and the Participating Shares so exchanged will be cancelled; (c) in connection with the exchange of Participating Shares for the Cash Distribution Per Share and New Common Shares, the Corporation will deduct from the stated capital of the Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Participating Shares; (d) the Corporation will add to the stated capital account of the New Common Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the Participating Shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date; (e) each New Common Share will be exchanged for one Share and each portion of a New Common Share issued pursuant to Section 2.2(b) will be exchanged for the same portion of a Share, and the New Common Shares so exchanged will be cancelled; (f) in connection with the exchange of New Common Shares for Shares, an amount equal to the aggregate stated capital of the New Common Shares immediately before the exchange will be deducted by the Corporation from the stated capital of the New Common Shares and the Corporation will add that amount to the stated capital of the Shares in respect of the Shares that are issued in exchange for the New Common Shares; and (g) the articles of incorporation of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to Section 2.2(a), such that the articles of incorporation of the Corporation as so amended will be the articles of the Corporation as they read immediately before the Effective Time.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice 2.3 Opt-Out Right With respect to the Arrangement: (a) each Shareholder who is: (i) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction); or (ii) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that other jurisdiction); may elect to opt out of the Arrangement (the “Opt-Out Right”) in accordance with this Section 2.3 and the Opt-Out Election and Certification Form, and subject to the following limitations: (iii) a registered Shareholder, other than a registered Shareholder holding Shares for the benefit of one or more beneficial holders, may exercise the Opt-Out Right only in respect of all of the Shares held by such Shareholder; and (iv) a registered Shareholder holding Shares for the benefit of one or more g beneficial holders may exercise the Opt-Out Right only in respect of all of S the Shares held by each beneficial holder wishing to opt out; (b) a registered Shareholder (whether on behalf of itself or on behalf of one or more beneficial holders) shall exercise the Opt-Out Right by depositing with the Depositary, prior to the Opt-Out Deadline, a duly completed Opt-Out Election and Certification Form indicating such holder’s election together with certificates representing the holder’s Shares, if any; (c) an Opt-Out Election and Certification Form deposited with the Depositary may be withdrawn by a Shareholder prior to the Opt-Out Deadline, but is irrevocable thereafter. To withdraw an Opt-Out Election and Certification Form, such Shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the Shareholder having exercised the Opt-Out Right under the Opt-Out Election and Certification Form to be withdrawn and (ii) is signed by the Shareholder in the same manner as the signature on the Opt-Out Election and Certification Form to be withdrawn; and (d) any Shares in respect of which (i) no duly completed Opt-Out Election and Certification Form has been deposited with the Depositary prior to the Opt-Out Deadline, or (ii) any other requirements of this Section 2.3 and the Opt-Out Election and Certification Form have not been satisfied, shall be deemed to be Participating Shares.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice As of the Effective Time, each registered Opting Out Shareholder shall be entitled to receive new DRS statement(s) (or share certificate(s), if requested by such Shareholder in the Letter of Transmittal) representing its Shares reflecting the new CUSIP number for the Shares. 2.4 Post-Effective Time Procedures On or immediately prior to the Effective Date, the Corporation shall deposit or cause to be deposited with the Depositary: (a) for the benefit of the Participating Shareholders, the Aggregate Cash Distribution Amount and the Shares that such Shareholders are entitled to receive pursuant to Section 2.2; and (b) for the benefit of the Opting Out Shareholders, the Shares that such Shareholders are entitled to receive pursuant to Section 2.3. The Shares and cash deposited with the Depositary pursuant to this Section 2.4 shall be held by the Depositary as agent and nominee for the Participating Shareholders and the Opting Out Shareholders for distribution to such Shareholders in accordance with the provisions of Article 3. 2.5 No Fractional Shares Where the aggregate number of Shares to be issued to a Participating Shareholder pursuant to Section 2.2(e) would result in a fraction of a Share being issuable, the number of Shares shall be rounded down to the nearest whole number and the fractional Share that otherwise would be issued to that Participating Shareholder will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Participating Shareholder. All Shares so issued to the Depositary will be pooled and sold in the market by a broker appointed by the Depositary as soon as practicable after the Effective Date, on such dates and at such prices as the broker determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Participating Shareholder will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for its fractional interest in a Share. The net proceeds will be remitted to Participating Shareholders in the same manner as other payments pursuant to Article 3. Neither the Corporation nor the Depositary will be liable for any loss arising out of any such sales. Notwithstanding the foregoing, Shares in the Corporation’s Dividend Reinvestment Plan and Employee Share Purchase Plans held by Participating Shareholders will participate in the Arrange jjent and any fractions resulting therefrom will remain in such holders’ Dividend Reinvestment plan and Employee Share Purchase Plans accounts, as applicable. ARTICLE 3 DELIVERY OF CONSIDERATION Delivery of Shares and Cash (a) As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Participating Shareholder a cheque for the portion of the

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Aggregate Cash Distribution Amount that it is entitled to receive pursuant to Section 2.2(b), unless such Shareholder requests that such cash be paid by wire payment and properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request. (b) As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Shareholder holding Shares in DRS, (i) a new DRS statement, reflecting the new CUSIP number for the Shares, representing the number of Shares L such Shareholder is entitled to receive under this Plan of Arrangement; and (ii) a K cheque for any cash such holder is entitled to receive pursuant to Section 2.5. (c) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Shares, together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (i) a new DRS statement (or a new share certificate, if requested by such Shareholder in its Letter of Transmittal), reflecting the new CUSIP for the Shares, representing the number of Shares such holder is entitled to receive under this Plan of Arrangement; and (ii) a cheque for any cash such holder is entitled to receive pursuant to Section 2.5. $(d) After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(c), each certificate which immediately prior to the Effective Time represented one or more Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c). 3.2 Lost Certificates In the event any certificate which immediately prior to the Effective Time represented one or more Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor the Shares and/or the cash amount that such Person is entitled to receive under Section 3.1(c). When authorizing the delivery of such Shares and/or cash in exchange for any lost, stolen or destroyed certificate, the Person to whom such Shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Corporation in such sum as the Depositary or the Corporation may direct and shall indemnify the Depositary and the Corporation in a manner satisfactory to the Depositary and the Corporation against any claim that may be made against the Depositary or the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. 3.3 Withholding Rights The Corporation and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any Shareholder such amounts as the

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Corporation or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Share consideration as is necessary to provide sufficient funds to the Corporation or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and, the Corporation or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale. 3.4 Extinction of Rights On the sixth anniversary of the Effective Date, any Participating Shareholder that has not claimed its portion of the Aggregate Cash Distribution Amount will cease to have any rights thereto. Any such unclaimed portion of the Aggregate Cash Distribution Amount shall be deemed to have been surrendered to the Corporation and shall be transferred to the Corporation from the Depositary as soon as practicable following the sixth anniversary of the Effective Date. For greater certainty, any Participating Shareholder that has not deposited its certificate which immediately prior to the Effective Time represented outstanding Shares that were exchanged pursuant to Section 2.2, together with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall continue to be entitled to the Shares (and/or cash for fractional interests therein) that it is entitled to receive pursuant to Sections 2.2 and 2.5, together with all entitlements to dividends, distributions and interest thereon held for such registered holder. 3.5 Illegality of Delivery of Shares Notwithstanding the foregoing, if it appears to the Corporation that it would be contrary to applicable law to issue Shares pursuant to the Arrangement to a Person that is not a resident of Canada, the Shares that otherwise would be issued to that Person will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Person. All Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for the Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 3. None of the Corporation or the Depositary will be liable for any loss arising out of any such sales. 3.6 Election At the reasonable request of a Shareholder, based on facts and circumstances arising after the Effective Date, the Cornoration will make available total Shareholders aiioanfeincctnertax election

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such Shareholder is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the exchange of Shares for cash and New Common Shares effected pursuant to this Plan of Arrangement, provided that the Corporation has determined that making such income tax election available is not unduly detrimental to the Corporation, having regard to the interests of Shareholders and other stakeholders as a whole and the purpose of the Plan of Arrangement. ARTICLE 4 AMENDMENTS 4.1 Amendments to Plan of Arrangement (a) The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders if and as required by the Court. (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim IL Order), shall become part of this Plan of Arrangement for all purposes. c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by the Corporation, and (ii) if required by the Court, it is consented to by the holders of Shares voting in the manner directed by the Court. (d) Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Corporation, without shareholder or Court approval, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or includes a change to the sequence of the events of transactions contemplated by Section 2.2 and, in each case, is not adverse to the financial or economic interests of any holder of Shares. ARTICLE 5 FURTHER ASSURANCES Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order as set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Schedule A ER! EURE EST USE THOMSON REUTERS CORPORATION (the “Corporation”) Share Terms for New Common Shares uRtrrlEH All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Certificate and Articles of Amendment of the Corporation dated October 1, 2018. New Common Shares The rights, privileges, restrictions and conditions attaching to the New Common Shares are as follows: 1. Ranking of New Common Shares The New Common Shares shall rank junior to the Preference Shares and shall rank equally with the Common Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. 2. Notice of Meetings and Voting Rights Except for meetings of holders of a particular class or series of shares other than the New Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the New Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each New Common Share held. 3. Dividends Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the New Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, Canadian dollar denominated dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. 4. Liquidation, Dissolution and Winding Up Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares and the Common Shares shall be entitled to share equally, on a share for share basis, in all remaining property and assets of the Corporation.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice 5. Conversion into Common Shares Any holder of New Common Shares shall be entitled at any time (subject as hereinafter provided) to have all or any of the New Common Shares held by such holder converted into Common Shares as the same shall be constituted at the time of the conversion at a conversion rate based upon one New Common Share for each one Common Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Corporation at its registered office accompanied by the certificate or certificates, or direct registration system statement or statements, as applicable, representing the New Common Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the New Common Shares in respect of which such right is being exercised or by such person’s duly authorized attorney and shall specify the number of New Common Shares which the holder desires to have converted. Upon receipt of such notice the Corporation shall issue certificates, or direct registration system statements, as applicable, representing Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the New Common Shares represented by the certificate or certificates, or direct registration system statement or statements, as applicable, accompanying such notice. If less than all the New Common Shares represented by any certificate, or direct registration system statement, as applicable, are to be converted, the holder shall be entitled to receive a new certificate, or direct registration system statement, as applicable, for the New Common Shares representing the Common Shares comprised in the original certificate, or direct registration system statement, as applicable, which are not to be converted.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Commercial List Court File No. CV-23-00697453-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST THE HONOURABLE MR. ) FRIDAY, THE 16th JUSTICE OSBORNE ) DAY OF JUNE 2023 ) ° IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF ® THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B.16, AS AMENDED CO 2 AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT § OF THOMSON REUTERS CORPORATION THOMSON REUTERS CORPORATION Applicant ORDER THIS APPLICATION made by Thomson Reuters Corporation (“Thomson Reuters”), for approval of a plan of arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Motion, the Notice of Application issued on April 5, 2023, the affidavit of Jennifer Ruddick, sworn April 19, 2023, and the exhibits thereto, the Interim Order, made April 21, 2023, the affidavit of Jennifer Ruddick, sworn June 14, 2023, and the exhibits thereto, the affidavit of mailing of Winnie Lee, sworn May 12, 2023, and the affidavit of mailing of Dirk Nicholson, affirmed May 18, 2023, ON HEARING the submissions of counsel for Thomson Reuters, and on being advised that the Director appointed under the OBCA does not consider it necessary to appear on this application, no-one appearing for any other person, including any shareholder of Thomson Reuters, and having determined that the Arrangement, as described in the plan of arrangement attached as Schedule “A” to this order, is an arrangement for the purposes of section 182 of the OBCA and is fair and reasonable in accordance with the requirements of that section,

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice 1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order, shall be and is hereby approved. 2. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT APTTCT AR11CLE F 1 1 TRUECOI ON FILE If INTERPRETATION DATED AT FAIT A TOI 1.1 Definitions In this Plan of Arrangement, the following terms have the following meanings; (a) “Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.I6, as amended; (b) “Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of Participating Shares issued and outstanding immediately prior to the Effective Time; (c) “Arrangement” means the arrangement pursuant to the provisions of Section 182 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement as supplemented, modified or amended; (d) “Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Toronto, Ontario, Canada, or a United States federal holiday; (e) “Cash Distribution Per Share” means US$4.67; (f) “Corporation” means Thomson Reuters Corporation; (g) “Court” means the Ontario Superior Court of Justice (Commercial List); (h) “Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal; (i) “DRS” means the direct registration system on the records of the Corporation’s transfer agent, Computershare Trust Company of Canada; (j) “Effective Date” means the date the Arrangement is effective under the Act; (k) “Effective Time” means 3:01 a.m. (Eastern Daylight Time) on the Effective Date, or such other time on the Effective Date as may be determined by the Corporation; (l) “Interim Order” means the interim order of the Court dated April 21, 2023 under Subsection 182(5) of the Act containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction; (m) “Letter of Transmittal” means the letter of transmittal for use by Shareholders, in the form accompanying the Circular;

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice (n) “Meeting” means the annual and special meeting of Shareholders to be held on June 14, 2023 to consider, among other things, the Arrangement and related matters, and any adjournment thereof; (o) “New Common Shares” has the meaning ascribed thereto in Section 2.2(a); (p) “Opt-Out Election and Certification Form” means the opt-out election and certification form for use by Opting Out Shareholders, in the form accompanying the Circular; (q) “Opt-Out Deadline” means 5:00 p.m. (Eastern Daylight Time) on the date that is one Business Day prior to the date of the Meeting; (r) “Opt-Out Right” has the meaning ascribed thereto in Section 2.3; (s) “Opting Out Shareholder” means a Shareholder that has duly exercised its Opt- (r Out Right; E (tg “Participating Shareholder” means a Shareholder other than an Opting Out Shareholder; (i ) “Participating Shares” means the Shares held by Participating Shareholders; A “Person” means and includes any individual, sole proprietorship, partnershipjoint 3 venture, association, unincorporated syndicate, unincorporated—organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof; “Plan of Arrangement” means this plan of arrangement, as amended or § supplemented from time to time in accordance with the terms hereof; (x) “PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act; (y) “Share Consolidation Ratio” means US$X—Cash Distribution Per Share us$x X = the volume weighted average trading price of Shares on the New York Stock Exchange for the five trading days on which such Shares trade on the New York Stock Exchange immediately preceding the Effective Date; (z) “Shareholders” means the holders of Shares; (aa) “Shares” means the common shares in the capital of the Corporation; and (bb) “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice 1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. 1.3 Article References Unless reference is specifically made to some other document or instrument, all references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement. 1.4 Number and Gender Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; and words importing any gender shall include all genders. 1.5 Date for Any Action In the event that the date on which any action is required to be taken pursuant to this Plan of Arrangement by the Corporation is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place. 1.6 Statutory References References in this Plan of Arrangement to any statute or section thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect. 1.7 Currency Unless otherwise indicated, references in this Plan of Arrangement to “USS” or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars. 1.8 Schedules The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement. Schedule “A” Rights, privileges, restrictions and conditions attaching to the New Common Shares ARTICLE 2 ARRANGEMENT 2.1 Binding Effect This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on the Shareholders (including the Opting Out Shareholders) and the

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Corporation, without any further act or formality on the part of any Person, except as otherwise provided herein. 2.2 Arrangement Commencing at the Effective Time the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality: (a) the articles of incorporation of the Corporation will be amended to create and authorize the issuance of an unlimited number of new common shares (the “New Common Shares”), with rights, privileges, restrictions and conditions as set out in Schedule “A” hereto; (b) each issued and outstanding Participating Share will be disposed of to the Corporation in exchange for (i) the Cash Distribution Per Share, and (ii) a portion of a New Common Share equal to the Share Consolidation Ratio, and the Participating Shares so exchanged will be cancelled; (c) in connection with the exchange of Participating Shares for the Cash Distribution Per Share and New Common Shares, the Corporation will deduct from the stated capital of the Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Participating Shares; (d) the Corporation will add to the stated capital account of the New Common Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the Participating Shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date; (e) each New Common Share will be exchanged for one Share and each portion of a New Common Share issued pursuant to Section 2.2(b) will be exchanged for the same portion of a Share, and the New Common Shares so exchanged will be cancelled; (f) in connection with the exchange of New Common Shares for Shares, an amount equal to the aggregate stated capital of the New Common Shares immediately before the exchange will be deducted by the Corporation from the stated capital of the New Common Shares and the Corporation will add that amount to the stated capital of the Shares in respect of the Shares that are issued in exchange for the New Common Shares; and (g) the articles of incorporation of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to Section 2.2(a), such that the articles of incorporation of the Corporation as so amended will be the articles of the Corporation as they read immediately before the Effective Time. THIS KwiwiiWiws...

2.3 Opt-Out Right With respect to the Arrangement: (a) each Shareholder who is: (i) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction); or (ii) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that other jurisdiction); may elect to opt out of the Arrangement (the “Opt-Out Right”) in accordance with this Section 2.3 and the Opt-Out Election and Certification Form, and subject to the following limitations: (iii) a registered Shareholder, other than a registered Shareholder holding Shares for the benefit of one or more beneficial holders, may exercise the Opt-Out Right only in respect of all of the Shares held by such Shareholder; and (iv) a registered Shareholder holding Shares for the benefit of one or more beneficial holders may exercise the Opt-Out Right only in respect of all of the Shares held by each beneficial holder wishing to opt out; (b) a registered shareholder (whether on behalt ot itself or on behalf of one or more beneficial holders) shall exercise the Opt-Out Right by depositing with the Depositary, prior to the Opt-Out Deadline, a duly completed Opt-Out Election and Certification Form indicating such holder’s election together with certificates representing the holder’s Shares, if any; (c) an Opt-Out Election and Certification Form deposited with the Depositary may be withdrawn by a Shareholder prior to the Opt-Out Deadline, but is irrevocable thereafter. To withdraw an Opt-Out Election and Certification Form, such Shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the Shareholder having exercised the Opt-Out Right under the Opt-Out Election and Certification Form to be withdrawn and (ii) is signed by the Shareholder in the same manner as the signature on the Opt-Out Election and Certification Form to be withdrawn; and (d) any Shares in respect of which (i) no duly completed Opt-Out Election and Certification Form has been deposited with the Depositary prior to the Opt-Out Deadline, or (ii) any other requirements of this Section 2.3 and the Opt-Out Election and Certification Form have not been satisfied, shall be deemed to be Participating Shares.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice As of the Effective Time, each registered Opting Out Shareholder shall be entitled to receive new DRS statement(s) (or share certificate(s), if requested by such Shareholder in the Letter of Transmittal) representing its Shares reflecting the new CUSIP number for the Shares. 2.4 Post-Effective Time Procedures On or immediately prior to the Effective Date, the Corporation shall deposit or cause to be deposited with the Depositary: (a) for the benefit of the Participating Shareholders, the Aggregate Cash Distribution Amount and the Shares that such Shareholders are entitled to receive pursuant to Section 2.2; and (b) for the benefit of the Opting Out Shareholders, the Shares that such Shareholders are entitled to receive pursuant to Section 2.3. The Shares and cash deposited with the Depositary pursuant to this Section 2.4 shall be held by the Depositary as agent and nominee for the Participating Shareholders and the Opting Out Shareholders for distribution to such Shareholders in accordance with the provisions of Article 3. 2.5 No Fractional Shares Where the aggregate number of Shares to be issued to a Participating Shareholder pursuant to Section 2.2(e) would result in a fraction of a Share being issuable, the number of Shares shall be rounded down to the nearest whole number and the fractional Share that otherwise would be issued to that Participating Shareholder will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Participating Shareholder. All Shares so issued to the Depositary will be pooled and sold in the market by a broker appointed by the Depositary as soon as practicable after the Effective Date, on such dates and at such prices as the broker determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Participating Shareholder will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for its fractional interest in a Share. The net proceeds will be remitted to Participating Shareholders in the same manner as other payments pursuant to Article 3. Neither the Corporation nor the Depositary will be liable for any loss arising out of any such sales. Notwithstanding the foregoing, Shares in the Corporation’s Dividend Reinvestment Plan and Employee Share Purchase Plans held by Participating Shareholders will participate in the T^Tange IRent and any fractions resulting therefrom will remain in such holders’ Dividend GŁ12daiRjeinves §ient Plan and Employee Share Purchase Plans accounts, as applicable. ARTICLE 3 DELIVERY OF CONSIDERATION Delivery of Shares and Cash (a) As soon as practicable following the Effective Time, the Depositary shall deliver I to each registered Participating Shareholder a cheque for the portion of the

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Aggregate Cash Distribution Amount that it is entitled to receive pursuant to Section 2.2(b), unless such Shareholder requests that such cash be paid by wire payment and properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request. (b) As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Shareholder holding Shares in DRS, (i) a new DRS statement, reflecting the new CUSIP number for the Shares, representing the number of Shares L such Shareholder is entitled to receive under this Plan of Arrangement; and (ii) a K cheque for any cash such holder is entitled to receive pursuant to Section 2.5. (c) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Shares, together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (i) a new DRS statement (or a new share certificate, if requested by such Shareholder in its Letter of Transmittal), reflecting the new CUSIP for the Shares, representing the number of Shares such holder is entitled to receive under this Plan of Arrangement; and (ii) a cheque for any cash such holder g is entitled to receive pursuant to Section 2.5. 2 O $(d) After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(c), each certificate which immediately prior to the Effective Time represented one or more Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c). 3.2 Lost Certificates In the event any certificate which immediately prior to the Effective Time represented one or more Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor the Shares and/or the cash amount that such Person is entitled to receive under Section 3.1(c). When authorizing the delivery of such Shares and/or cash in exchange for any lost, stolen or destroyed certificate, the Person to whom such Shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Corporation in such sum as the Depositary or the Corporation may direct and shall indemnify the Depositary and the Corporation in a manner satisfactory to the Depositary and the Corporation against any claim that may be made against the Depositary or the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. 3.3 Withholding Rights The Corporation and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any Shareholder such amounts as the

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice Corporation or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Share consideration as is necessary to provide sufficient funds to the Corporation or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and, the Corporation or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale. 3.4 Extinction of Rights On the sixth anniversary of the Effective Date, any Participating Shareholder that has not claimed its portion of the Aggregate Cash Distribution Amount will cease to have any rights thereto. Any such unclaimed portion of the Aggregate Cash Distribution Amount shall be deemed to have been surrendered to the Corporation and shall be transferred to the Corporation from the Depositary as soon as practicable following the sixth anniversary of the Effective Date. For greater certainty, any Participating Shareholder that has not deposited its certificate which immediately prior to the Effective Time represented outstanding Shares that were exchanged pursuant to Section 2.2, together with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall continue to be entitled to the Shares (and/or cash for fractional interests therein) that it is entitled to receive pursuant to Sections 2.2 and 2.5, together with all entitlements to dividends, distributions and interest thereon held for such registered holder. 3.5 Illegality of Delivery of Shares Notwithstanding the foregoing, if it appears to the Corporation that it would be contrary to applicable law to issue Shares pursuant to the Arrangement to a Person that is not a resident of Canada, the Shares that otherwise would be issued to that Person will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Person. All Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for the Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 3. None of the Corporation or the Depositary will be liable for any loss arising out of any such sales. 3.6 Election At the reasonable request of a Shareholder, based on facts and circumstances arising after the Effective Date, the Corporation will make availabl etealf Shareholders a lection

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such Shareholder is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the exchange of Shares for cash and New Common Shares effected pursuant to this Plan of Arrangement, provided that the Corporation has determined that making such income tax election available is not unduly detrimental to the Corporation, having regard to the interests of Shareholders and other stakeholders as a whole and the purpose of the Plan of Arrangement. ARTICLE 4 AMENDMENTS 4.1 Amendments to Plan of Arrangement (a) The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders if and as required by the Court. (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim E Order), shall become part of this Plan of Arrangement for all purposes. c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by the Corporation, and (ii) if required by the Court, it is consented to by the holders of Shares voting in the manner directed by the Court. (d) Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Corporation, without shareholder or Court approval, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the ex implementation of this Plan of Arrangement or includes a change to the sequence of the events of transactions contemplated by Section 2.2 and, in each case, is not adverse to the financial or economic interests of any holder of Shares. ARTICLE 5 FURTHER ASSURANCES Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order as set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice OU UR SUPERIEURE DU Schedule A TOR3VT0. EST USE . THOMSON REUTERS (the CORPORATION Corporation ) . Share Terms for New Common Shares All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Certificate and Articles of Amendment of the Corporation dated October 1, 2018. New Common Shares The rights, privileges, restrictions and conditions attaching to the New Common Shares are as follows: 1. Ranking of New Common Shares The New Common Shares shall rank junior to the Preference Shares and shall rank equally with the Common Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. 2. Notice of Meetings and Voting Rights Except for meetings of holders of a particular class or series of shares other than the New Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the New Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each New Common Share held. 3. Dividends Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the New Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, Canadian dollar denominated dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. 4. Liquidation, Dissolution and Winding Up Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares and the Common Shares shall be entitled to share equally, on a share for share basis, in all remaining property and assets of the Corporation.

Electronically issued / Delivre par voie electronique : 19-Jun-2023 Court File No./N° du dossier du greffe : CV-23-0O697453-OOCL Toronto Superior Court of Justice / Cour superieure de justice 5. Conversion into Common Shares Any holder of New Common Shares shall be entitled at any time (subject as hereinafter provided) to have all or any of the New Common Shares held by such holder converted into Common Shares as the same shall be constituted at the time of the conversion at a conversion rate based upon one New Common Share for each one Common Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Corporation at its registered office accompanied by the certificate or certificates, or direct registration system statement or statements, as applicable, representing the New Common Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the New Common Shares in respect of which such right is being exercised or by such person’s duly authorized attorney and shall specify the number of New Common Shares which the holder desires to have converted. Upon receipt of such notice the Corporation shall issue certificates, or direct registration system statements, as applicable, representing Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the New Common Shares represented by the certificate or certificates, or direct registration system statement or statements, as applicable, accompanying such notice. If less than all the New Common Shares represented by any certificate, or direct registration system statement, as applicable, are to be converted, the holder shall be entitled to receive a new certificate, or direct registration system statement, as applicable, for the New Common Shares representing the Common Shares comprised in the original certificate, or direct registration system statement, as applicable, which are not to be converted.

Electronically issued / Délivré par voie électronique : 19-Jun-2023
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No./N° du dossier du greffe : CV-23-00697453-00CL

Commercial List Court File No. CV-23-00697453-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990 c. B. 16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING THOMSON REUTERS CORPORATION

THOMSON REUTERS CORPORATION

Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

APPLICATION RECORD
RETURNABLE JUNE 16, 2023

TORYS LLP
Suite 3000
79 Wellington St. W.
Toronto, Ontario
M5K 1N2 Canada

Andrew Gray (LSO #: 46626V)
Tel: 416.865.7630
agray@torys.com

Colette Koopman (LSO #: 81804R)
Tel: 416.865.7393
ckoopman@torys.com

Lawyers for the Applicant,
Thomson Reuters Corporation